**LANDOLT SECURITIES, INC**

**Financial Statements and Report of Independent
Registered Public Accounting Firm Pursuant to Rule 17a-5**

**For the Year Ended March 31, 2023**

**LANDOLT SECURITIES, INC**
**Table of Contents**
**March 31, 2023**

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

SEC FILE NUMBER

8-43645

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING __04/01/2022__ AND ENDING __03/31/2023__
                                   MM/DD/YY                                   MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Landolt Securities, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__41412 N Highway 83__
(No. and Street)

| __Antioch__ | __IL__ | __60002__ |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| __Matthew McKiernan__ | __(847) 838-5151__ | matthew.mckiernan@landoltsecurities.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__DeMarco Sciaccotta Wilkens & Dunleavy, LLP__
(Name – if individual, state last, first, and middle name)

| 20646 Abbey Woods CT N, Suite 201 | Frankfort | IL | 60423 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 12/21/2010 | 5376 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, **Donald McKiernan**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Landolt Securities, Inc., as of March 31, 2023, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

_____
Signature

<u>CEO</u>
Title

_____
Notary Public



OFFICIAL SEAL
AMY BLUE
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 7/12/2025

This report** contains (check all applicable boxes):

- [X] (a)  Facing Page.
- [X] (b)  Statement of Financial Condition.
- [ ] (c)  Statement of Income (Loss).
- [ ] (d)  Statement of Cash Flows.
- [ ] (e)  Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f)  Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g)  Computation of Net Capital.
- [ ] (h)  Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i)  Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j)  A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k)  A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l)  An Oath or Affirmation.
- [ ] (m)  A copy of the SIPC Supplemental Report.
- [ ] (n)  Exemption Report

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder
Landolt Securities, Inc.

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Landolt Securities, Inc. (the "Company") as of March 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Landolt Securities, Inc. as of March 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Landolt Securities, Inc.'s auditor since 2016.

*DeMarco Sciaccotta Wilkens & Dunleavy LLP*

Frankfort, Illinois
June 23, 2023

**LANDOLT SECURITIES, INC**
**Statement of Financial Condition**
**As of March 31, 2023**

## ASSETS

**CURRENT ASSETS**

| | | |
|---|---|---:|
| Cash | $ | 483,171 |
| Securities Owned, at Fair Value | | 494,689 |
| Clearing Deposit | | 100,000 |
| Receivable from Broker/Dealer | | 24,689 |
| Commission Receivable - Other | | 13,682 |
| Prepaid Expenses | | 81,969 |
| **Total Current Assets** | | 1,198,200 |

**PROPERTY AND EQUIPMENT**

| | |
|---|---:|
| Furniture and Equipment | 163,813 |
| Leasehold Improvements | 50,432 |
| Total Property and Equipment | 214,245 |
| Less: Accumulated Depreciation and Amortization | (167,224) |
| **Net Property and Equipment** | 47,021 |

**OTHER ASSETS**

| | |
|---|---:|
| Intangible Assets | 45,116 |
| **TOTAL ASSETS** | $ 1,290,337 |

The accompanying notes are an integral part of these financial statements.

### LIABILITIES AND STOCKHOLDER'S EQUITY

**CURRENT LIABILITIES**

| | | |
|---|---|---:|
| Accounts Payable and Accrued Expenses | $ | 124,176 |
| Accrued Salaries, Commissions, and Related Taxes | | 311,010 |
| **Total Current Liabilities** | | 435,186 |

**STOCKHOLDER'S EQUITY**

| | | |
|---|---|---:|
| Common Stock, $1 Par Value, 56,000 Shares Authorized, | | |
| 17,500 Shares Issued and Outstanding | | 17,500 |
| Additional Paid-in Capital | | 343,845 |
| Retained Earnings | | 493,806 |
| **Total Stockholder's Equity** | | 855,151 |
| **TOTAL LIABILITIES AND** | | |
| **STOCKHOLDER'S EQUITY** | $ | 1,290,337 |

The accompanying notes are an integral part of these financial statements.

## Note 1 – Nature of Operations and Summary of Significant Accounting Policies

### Nature of Operations
Landolt Securities, Inc. (the Company) is a registered securities broker-dealer headquartered in Antioch, Illinois. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation (SIPC), and the Municipal Securities Rulemaking Board (MSRB). The Company has contracted with RBC Correspondent Services (RBC) to clear all securities transactions on a fully disclosed basis for customer accounts which are introduced by the Company and accepted by RBC.

### Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

### Securities Transactions
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

### Cash
For the purposes of the statement of cash flows, cash is defined as demand deposits including checking and savings accounts.

### Securities Owned
Securities owned are valued at fair value using quoted market prices and significant unobservable inputs, with the resulting gains or losses reflected in the Statement of Operations.

### Receivable from Broker/Dealer and Commission Receivable - Other
Receivable from Broker/Dealer and Commission Receivable - Other are uncollateralized obligations due from RBC Correspondent Services, mutual fund, insurance, and other investment product companies under normal trade terms. These receivables are recorded at an amount computed by multiplying the stated commission rate, set by agreement with the investment product company, by the total amount invested by the client or the value of the insurance policy. Interest is not accrued on these receivables. Management considers these receivables to be collectable and therefore has not reported a valuation allowance.

### Property and Equipment
Property and equipment are carried at cost. Depreciation and amortization are provided using the straight-line method over a five to fifteen year estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used are measured by a comparison of the carrying amount of an asset to undiscounted pre-tax future net cash flows. Future events could cause the Company to conclude that impairment indicators exist and that long-lived assets may be impaired. At March 31, 2023, the Company considers long-lived assets not to be impaired and therefore has not reported any impairment loss.

### Intangible Assets
Intangible assets are carried at cost. Amortization is not provided because the assets have an indefinite life. The Company reviews intangible assets on an annual basis for possible impairment. At March 31, 2023, the Company considers intangible assets not to be impaired and therefore has not reported any impairment loss.

___

**Note 1 – Nature of Operations and Summary of Significant Accounting Policies (Continued)**

**Income Taxes**
The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in these financial statements.

The states of Illinois and Wisconsin provide for an election for pass-through entities (PTE) to be taxed at the entity level, with the stockholder allowed an exclusion on their personal income tax return for their distributive share of income subject to the PTE tax.  For the 2022 tax year, the Company elected to be taxed at the entity level.  The Company paid $29,100 in estimated tax in expectation of tax due for the 2022 tax year.

New Jersey does not recognize the Federal S-election.  Therefore, the Company is taxed as a C-Corporation for New Jersey purposes.  The Company paid $25,500 in estimated tax in expectation of tax due for the 2022 tax year.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense.  The Company is no longer subject to examination by tax authorities for federal income taxes for periods before January 1, 2020 and for state income taxes for periods before January 1, 2019.

**Advertising Costs**
Expenditures for advertising and sales promotion are expensed as incurred. Advertising and promotion expense was $2,476 for the year ended March 31, 2023.

**Use of Estimates**
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**Note 2 – Securities Owned**

The Company groups its financial assets measured at fair value in three levels, based on markets in which these assets are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques which all significant assumptions are observable in the market.

Level 3 - Valuation is generated from model-based techniques that use significant assumptions not observable in the market.  These unobservable assumptions reflect the Company's own estimates of assumptions market participants would use in pricing the asset or liability.  Valuation techniques include use of discounted cash flow models, option pricing models and similar techniques.

The components of securities owned are as follows at March 31, 2023:

|  | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Equity Securities | $ 207,043 | $ - | $ 287,646 | $ 494,689 |

### Note 2 – Securities Owned (Continued)

The following table presents changes in assets classified in Level 3 of the fair value hierarchy on a recurring basis using significant unobservable inputs during the year ended March 31, 2023:

| | | |
|---|---|---:|
| Beginning Balance | $ | 158,007 |
| Purchases | | 97,500 |
| Unrealized Gain/(Loss) on Investments | | 32,139 |
| Ending Balance | $ | 287,646 |

### Note 3 – Agreement with RBC Correspondent Services (RBC)

As of July 15, 2018, the Company began using RBC for clearing services for all securities transactions initiated by the Company. RBC clears all transactions on a fully disclosed basis for customer accounts introduced by the Company and accepted by RBC. Pursuant to the terms of this agreement, the Company has agreed to indemnify and hold harmless RBC from and against all claims and liabilities arising out of any failures by the Company or customers to comply with any obligations under this agreement. The agreement, which automatically renews, is good through July, 2023. Management is in the process of negotiating a new agreement. Either party may terminate this agreement by giving 90 days prior written notice, however, there is an early termination fee of $5,000 for every month the agreement is terminated early. The agreement requires a clearing deposit of $100,000 which is included in receivable from broker/dealer on the statement of financial condition. The agreement also requires a $100,000 net capital requirement.

### Note 4 – Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors trade-date customer exposure and collateral values daily and requires customers to deposit additional collateral or reduce positions when necessary.

### Note 5 – Legal Reserve

Due to part of the Company's business involving high-risk private placements, the Company is occasionally subject to arbitration claims. As a result, the Company has accrued a legal reserve on its Statement of Financial Condition as of March 31, 2023 to prepare for potential future legal costs.

### Note 6 – Concentrations of Credit Risk

The Company provides investment and related services to a diverse group of customers located throughout the United States of America.

The Company's exposure to credit risk associated with these transactions is measured on an individual customer basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. In the normal course of providing such services, the Company requires collateral on a basis consistent with industry practice or regulatory requirements. The type and amount of collateral is continually monitored and customers are required to provide additional collateral as necessary.

At March 31, 2023, the Company maintains its cash balances in two financial institutions located in Wisconsin. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company has uninsured cash balances with JPMorgan Chase Bank of $49,673.

**Note 7 – Net Capital Requirements**

As a registered broker-dealer and member of the Financial Industry Regulatory Authority (FINRA), the Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). This rule requires that net capital, as defined, shall be at least the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined.  At March 31, 2023, the Company had net capital of $333,376, which was $233,376 in excess of its required net capital of $100,000.  The ratio of aggregate indebtedness to net capital was 1.31 to 1.

**Note 8 – Reserve Requirements**

The Company is exempt from Securities and Exchange Commission's Rule 15c3-3 under Section (k)(2)(ii) and, therefore, is not required to make the periodic computation for determination of reserve requirements, and information relating to the possession and control requirements under Rule 15c3-3 is not required herein.

**Note 9 – Leases**

The Company leases an office building and improvements located at 41412 North Illinois Route 83, in Antioch, Illinois, from an employee on a month-to-month basis that requires a monthly rent payment of $2,000.  In addition to rent, the Company is responsible for utilities and insurance.  Total rent expense charged to operations under this agreement for the year ended March 31, 2023 was $24,000.

In February 2016, the Financial Accounting Standards Board (FASB) issued guidance (Accounting Standards Codification [ASC] 842, Leases) to increase transparency and comparability among organizations by requiring the recognition of right-of-use (ROU) assets and lease liabilities on the balance sheet.  Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases.  Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases.

The Company adopted the standard and recognized and measured leases existing at April 1, 2022 with certain practical expedients available.  Leases with an initial term of twelve months or less are considered short-term leases.  As allowed under the standard, the Company elects to not apply the recognition requirements to short-term leases.

The Company elected the available practical expedients to account for an existing operating lease under the new guidance without reassessing (a) whether the contracts contain leases under the new standard, (b) whether classification of operating lease would be different in accordance with the new guidance, or (c) whether the unamortized initial direct costs before transition adjustments would have met the definition of initial direct costs in the new guidance at lease commencement.

As a result of the adoption of the new lease accounting guidance, there was no effect to the financial position of the Company.

**Note 10 – Subsequent Events**

The Company has evaluated subsequent events for potential recognition and/or disclosure through June 23, 2023, the date which the financial statements were available to be issued, noting none.